Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

March 18, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ms. Angela Jackson

    Re:
    Refco Group Ltd., LLC/ Refco Finance Inc.
    Registration Statement on Form S-4
    File No. 333-119701

Ladies and Gentlemen:

        On behalf of our clients, Refco Group Ltd., LLC and Refco Finance Inc. (collectively, the "Company"), we are transmitting herewith via the EDGAR system for filing with the Commission our response to the Staff's letter dated March 15, 2005, regarding Amendment No. 4 to the Registration Statement on Form S-4 (the "Amendment") of the Company (File No. 333-119701, together with exhibits thereto).

        Set forth below in bold are each of the comments in the Staff's letter. Immediately following each of the Staff's comments is the Company's response to that comment, including where applicable, a cross-reference to the location of changes made in response to the Staff's comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff's comment letter and includes the caption used in the comment letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates Identifiable Intangible Assets—page 71

1.
We refer to prior comment 1 and your response thereto. In your response, you state that the co-branded REFCO/MacFutures trade name was valued at $4 million based on the revenues of your MacFutures business, with the business marketed under the combined REFCO/MacFutures trade name. Your determination to assign a fair value of $0 to the MacFutures trade name is inconsistent with your assertion that as of August 5, 2004 you intended to continue the use of the MacFutures trade name in the form of co-branding. We therefore believe that the step-up of your MacFutures trade name on August 5, 2004 and subsequent impairment charge should have been calculated as follows:

Predecessor basis (42.8% x $1,060,000)	453,680
Fair value basis (57.2% x $4,000,000)	2,280,000

2,741,680

Supplementally provide us with a SAB 99 analysis and your conclusions regarding the materiality of this change on your financial statements for the periods ended November 30, 2004.

        The Company understands the Staff's logic in suggesting that the step-up of the MacFutures trade name should have been computed as outlined above. To enable a better understanding of the rational for its accounting, the Company provides the following clarification.

        From August 5, 2004, the Company has operated under one trade name—REFCO.

  Background:

        When the Company purchased MacFutures on March 7, 2003, it was the Company's intention to continue the use of the MacFutures trade name on a standalone basis. The Company therefore recognized $1,060,000 as part of its business combination accounting pursuant to SFAS 141 and SFAS 142.

        With the consummation of the Transactions on August 5, 2004, concurrent with the valuation of the Company's REFCO trade name, the Company's management decided that having two brands in the market was not accretive to the Company's growth in the United Kingdom. This was part of a global effort to bring all related activities under the same REFCO trade name. The Company therefore decided to co-brand, for an indeterminable period of time, the MacFutures business within the REFCO trade name. The Company's ultimate aim was to discontinue the use of the MacFutures trade name, although management had no firm plans to do so.

        For August 5, 2004 valuation purposes, the Company performed a valuation of one trade name—REFCO. No fair value was attributable to the MacFutures trade name. This was valued at $405 million, for which the Company recognized $231.7 million, as part of the 57.2% fair value step up.

        In performing the valuation of the REFCO trade name, management considered the multiple layers of revenue supporting the REFCO trade name. For this purpose the Company attributed a 3% royalty rate for all revenues from the Company's businesses, except for the MacFutures business. The REFCO trade name value related to the MacFutures business was discounted as the REFCO name may have had less value from the offset when related to the MacFutures business. This was computed using a 1% royalty rate based on the revenues of that component of the Company's business consistent with the royalty rate used to value the business when originally acquired. This lower royalty rate reflects the fact that the REFCO name was not fully established for the MacFutures business activities. The MacFutures trade name had no value other than 42.8% of the predecessor basis to ensure no double counting by attributing some value to two different trade names using the same revenue streams.

        We provide an analysis of this below (dollars in millions):

REFCO trade name valuation components based on revenues within:	Fair value	Fair value recognized (57.2%)	Royalty Rate
REFCO businesses	$401	$229.4	3%
Co-branded business	4	2.3	1%

Total trade name valuation	$405	$231.7

        The accounting on August 5, 2004, therefore recognized $231.7 million in relation to the REFCO trade name and did not attribute further value to the MacFutures trade name. The Company therefore only recognized a predecessor value for the MacFutures trade name. There was no predecessor value for the REFCO trade name.

Subsequent event:

        On November 10, 2004, the Company announced that it would no longer co-brand the REFCO trade name. This was primarily the result of the continued growth of the MacFutures business under the REFCO trade name. As a result, the Company wrote off the predecessor value attributable to the MacFutures trade name, $453,680.

        The Company believes the basis of valuation and the accounting for the REFCO trade name reflects the business strategy of the Company and is consistent with SFAS 142.

        In consideration of the Staff's comment, and in hindsight, the Company believes the correct accounting treatment would have been to attribute a finite life to the predecessor basis of the MacFutures trade name, valued at $453,680.

        In hindsight, the Company believes it should have amortized the predecessor value of the MacFutures trade name over 97 days, between August 5 and November 10. This would result in adjustments of $122,000 to each of the Company's quarters ended August 31, 2004 and November 30, 2004.

        In response to the Staff's request for a SAB 99 analysis, the Company provides the following calculation:

	Quarter 2	Quarter 3
	(dollars in thousands)
Amortization of MacFutures trade name ($453,680)	$-122	$122
Income from continuing operations	$42,690	$36,120
Percentage of income	-0.29%	0.34%

        Management believed this adjustment would not have a material impact on the Company's income from continuing operations.

        In summary, the Company believes that the accounting treatment proposed by the Staff would result in the recognition of an impairment of the REFCO trade name related to the MacFutures business. The Company does not believe that writing off the value of the REFCO trade name is appropriate as there is no indication of impairment of the REFCO brand.

2.
Supplementally explain how you determined that the competitive nature of your industry is consistent with an indefinite-lived trade name, and explain the type of evidence you obtained to support this assertion. In addition, explain how you considered your risk factors when making this determination. Specifically reconcile your determination with the following risk factor discussed on page 20—"We face intense competition from other companies, and if we are not able to successfully compete with them, our business may be harmed."

        The Company supplementally advises the Staff of the factors in paragraph 11 and Appendix A of SFAS No. 142 in determining the useful life of the REFCO trade name. Each of these factors is considered as follows:

  a.
  The expected use of the asset by the entity.

    The Company believes that the REFCO name is well known in the futures and derivatives trading industry for its broad platform and breadth of service and as the largest independent derivatives brokerage and clearing firm. The REFCO name and its reputation in the industry allow the Company to constantly increase its customer base and trade volumes with minimal advertising and marketing expenditures. Experience has shown significant growth in transaction volume as existing and new customers transact business with REFCO. There is no evidence of this slowing down or having a finite life. Therefore, management does not have any plans to discontinue the use of this highly valuable trade name.

  b.
  The expected useful life of another asset or group of assets to which the useful life of the intangible asset may relate.

    There are no other assets or groups of assets recognized for which the REFCO trade name relates or is dependent upon.

  c.
  Any legal, regulatory, or contractual provisions that may limit the useful life.

    REFCO is a registered trade name, and there are no existing legal, regulatory, or contractual provisions identified that would limit its useful life.

    With respect to legal factors, trade names are generally afforded legal protection by the registration of the subject trade name as a trademark under the Lanham Act. Trade names also receive legal protection under Common Law and state and local statutes. The Company is not aware of any significant barriers regarding these legal areas that may limit the life of the trade name.

    The Company is subject to regulation by U.S. federal and state regulatory agencies, derivatives and securities exchanges and by non-U.S. government agencies or regulatory bodies. The Company is not aware of any significant regulatory matters that are pending or foreseeable that may limit the life of the trade name.

    There is also a standard 50-year renewal process that is automatic assuming all fees are paid up to date and no abuse of the trade name has occurred, further supporting the intangible life conclusion.

  d.
  Any legal, regulatory or contractual provisions that enable renewal or extension of the asset's legal or contractual life without substantial cost.

    As noted above, REFCO is a registered trade name, and this registration can be renewed with minimal cost and effort.

  e.
  The effects of obsolescence, demand, competition, and other economic factors.

    The Company is a leading independent provider of execution and clearing services for exchange-traded derivatives and a major provider of prime brokerage services in the fixed income and foreign exchange markets. The Company offers customers rapid, low-cost trade execution and clearing services on a broad spectrum of derivatives exchanges and over-the-counter markets where the REFCO trade name is and has been well known for many years. From fiscal year 2000 to fiscal year 2004, net revenues have grown at a compound annual rate of 21.6%. The Company plans on growing revenues and its customer base by capitalizing on the marketplace's favorable recognition of the REFCO trade name over its competitors.

    The overall market for the Company's products has been subject to high growth as evidenced by the increase in contracts traded from 388 million in 1988 to over eight billion in 2003. The overall market for derivative products is expected to grow. A primary source of this growth is due to the increasing importance placed by institutional and retail investors to the importance of risk management. Investors are focused on decreasing their exposure to risks and providing less volatile returns on investments. To achieve this goal, investors are emphasizing risk management tools as a means of reducing the volatility of their returns. The REFCO trade name plays an important part during investors' risk management process due to investor confidence in its recognition, longevity and reliability.

    Based on the Company's strong historical growth rates, its market presence and a continuation of robust growth, management believes that there are no significant or foreseeable competitive or economic events that would limit the life of the REFCO trade name.

  f.
  The level of maintenance expenditures required to obtain the expected future cash flow from the asset.

    Due to the Company's position in the industry, it incurs minimal cost to maintain, market or advertise the REFCO trade name in order to receive expected cash flows from the trade name.

    The Company believes that these factors confirm there is no foreseeable limit to the period over which the asset is expected to contribute to the Company's cash flows. Because no legal, regulatory, contractual, competitive, economic or other factors were identified that would limit the useful life of the REFCO trade name to the Company, the useful life of the trade name is considered indefinite, in compliance with paragraph 11 and Appendix A of SFAS No. 142.

    The Company believes that the risk factors support this indefinite life assessment, and based upon the Company's strong historical growth rates, its market presence and the continuation of robust growth there is no indication that the Company would not be able to successfully compete with its competitors.

Consolidated Interim Financial Statements
Note A—Organization—page F-43

3.
We refer to prior comment 6 and the revisions that you made on page F-45. It is still not clear how certain elements of your purchase price allocation were determined. Please revise to address the following:

•
It is unclear how your purchase price allocation resulted in the creation of "excess cash." Please revise to explain.

    The Company acknowledges the Staff's comment and supplementally advises the Staff that the purchase price allocation has not resulted in the creation of excess cash. The Company has revised the disclosure to more clearly reflect this in the purchase price allocation table as this excess cash line represents cash borrowed by the Company in excess of the purchase consideration. See Page F-45.

  •
  The fair value of your accounts payable, accrued expenses and other liabilities differs from your predecessor basis. However, it does not appear that you have calculated the successor basis of these amounts using the partial step-up method. Please revise your calculation of successor basis or explain why a partial step-up in basis was not performed for these liabilities.

    The Company supplementally advises the Staff that the fair value of the Company's accounts payable, accrued expenses and other liabilities include a deferred tax liability of $22.7 million recognized on the partial step-up of the Company's assets as part of the EITF 88-16 accounting for the Transactions and carried over to the successor basis at fair value. This liability represents the deferred taxes on the temporary differences resulting from the difference between the portion of basis carried over for book purposes and the fair value amount representing that portion of the assets' tax basis.

    For all remaining accounts payable, accrued expenses and other liabilities, the predecessor basis equaled fair value.

        We would very much appreciate receiving the Staff's comments, if any, with respect to the accounting treatment for the trade names as promptly as applicable. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8971.

Sincerely yours,
/s/ ALEXANDER D. LYNCH Alexander D. Lynch
cc:
Kevin W. Vaughn
Christian N. Windsor